FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 10 November 2025

HSBC HOLDINGS PLC

CHANGES TO BOARD AND COMMITTEE COMPOSITION

HSBC Holdings plc ('HSBC' or the 'Company') has today announced the appointment of Wei Sun Christianson (aged 69) as an Independent non-executive Director and member of the Group Risk Committee and the Nomination and Corporate Governance Committee with effect from 1 January 2026.

Wei Sun brings extensive banking and regulatory experience gained over a 30-year international career. Wei Sun most recently served as a Senior Advisor at Morgan Stanley, a role she assumed following her retirement from Morgan Stanley in 2022. Her final executive role at Morgan Stanley was Co-CEO, Asia Pacific and she also served as CEO, Morgan Stanley China from 2006 to 2022.

Prior to Morgan Stanley, she held senior regulatory roles at the Hong Kong Securities and Futures Commission where she was involved in the drafting of the regulatory structure that would enable the companies of the People's Republic of China to be listed outside China.

In line with the UK and Hong Kong Corporate Governance Codes, the Board have determined that Wei Sun is independent. In making that determination, the Board have concluded that there are no other relationships or circumstances which are likely to affect her judgements and that any relationships or circumstances which could appear to do so are not considered to be material.

Commenting on the appointment, HSBC's Group Chair, Brendan Nelson, said:

"Wei Sun is a highly regarded and experienced business leader, with deep banking knowledge and experience in HSBC's strategically important markets, including Hong Kong and Mainland China. This experience will be an asset to the Board. We look forward to welcoming her to the Board in the new year."

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Company Secretary

Media enquiries to:

Neil Fleming          +44 (0) 7384 792051          neil1.fleming@hsbc.com

Supplementary Information:
Wei Sun's appointment as a Director of the Company is subject to election by shareholders at the 2026 Annual General Meeting ('AGM') and annual re-election thereafter. Her initial three-year term will run from her initial election, if successful, until the 2029 AGM.

As an Independent non-executive Director, Wei Sun will not have a service contract with the Company and will be paid total fees of £213,150 per annum pursuant to the Directors' remuneration policy, approved by shareholders at the 2025 AGM. The total per annum fees consists of: £136,500 for her role as Independent non-executive Director, £42,000 for her role as a member of the Group Risk Committee and £34,650 for her role as a member of the Nomination and Corporate Governance Committee.

Professional qualifications: Juris Doctor, Columbia University School of Law, Bachelor of Arts in Political Science, Amherst College and a member of the New York Bar Association.

Current and past listed company appointments:
●    Independent non-executive director of LVMH Moët Hennessy Louis Vuitton SE: 18 April 2024 - Present.
●    Independent non-executive director of The Estée Lauder Companies Inc: 1 March 2011 - 17 November 2023.

Save as disclosed above, Wei Sun has not held any directorships in any other publicly listed companies, whether in London, Hong Kong or overseas, during the previous five years. She does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company.

Wei Sun has confirmed:
●    Her respective independence as regards each of the factors referred to in Rule 3.13(1) to (8) of the Hong Kong Listing Rules;
●    she does not have any past or present financial or other interest in the business of the Company or its subsidiaries or any connection with any core connected person of the Company;
●    she does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance; and
●    that there are no other factors that may affect her independence at the time of her appointment.

There are no matters that need to be disclosed pursuant to Listing Rule 6.4.8(1) to (6) of the Listing Rules of the Financial Conduct Authority. Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England and Wales with limited liability. Registration number 617987.

Board of Directors

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.
*  Independent non-executive Chair
†  Independent non-executive Director

HSBC Group

HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 57 countries and territories. With assets of US$3,234bn at 30 September 2025, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 11 November 2025